CUSIP No. 06643P104	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

BANKFINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

06643P104
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

May 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 06643P104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,045,755
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,045,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 06643P104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,360
	8	SHARED VOTING POWER 1,045,755
	9	SOLE DISPOSITIVE POWER 9,360
	10	SHARED DISPOSITIVE POWER 1,045,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,045,755
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,045,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 06643P104	Page 5 of 9 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated February 5, 2013, was filed with the Securities and Exchange Commission on February 14, 2013 (the “Initial Schedule 13D”) and relates to the common stock, $0.01 par value (“Common Stock”), of BankFinancial Corporation (the “Company” or “BankFinancial”).  The Initial Schedule 13D is amended and restated in its entirety by this amended Schedule 13D filing (this “Schedule 13D”).  The address of the principal executive offices of the Company is 15W060 North Frontage Road, Burr Ridge, IL 60527.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to the Initial Schedule 13D.

(b)	The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley and John Palmer are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 1,055,115 shares of Common Stock of the Company acquired at an aggregate cost of $8,947,702.

CUSIP No. 06643P104	Page 6 of 9 Pages
The Clients hold 1,045,755 shares of Common Stock, Mr. Palmer holds 7,835 shares and Mr. Palmer’s IRA holds 1,525 shares.  PL Capital Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock held by the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Because at any given time other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase any particular security, including the Common Stock.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients or the other holders of Common Stock have margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction

This is the Reporting Persons’ sixth amendment to the Initial Schedule 13D.

The Reporting Persons own 7.0% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of April 17, 2020.  This represents an increase in ownership of greater than 1% of the Company’s outstanding Common Stock since the date of the Reporting Persons most recent amended Schedule 13D filed on March 1, 2019.  The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

On February 27, 2019, the Reporting Persons and various affiliated entities and individuals (collectively, the “PL Capital Parties”) entered into a Stock Purchase Agreement with the Company in connection with the Company’s purchase of 700,000 shares of Common Stock from the Clients. The Stock Purchase Agreement was attached as Exhibit 5 to Amendment 5 of Schedule 13D filed on March 1, 2019.
Additionally, the PL Capital Parties and the Company entered into an Amended Standstill Agreement dated February 27, 2019.  As part of the Amended Standstill Agreement, among other things, John Palmer resigned from the board of directors of the Company and its bank subsidiary.  The Amended Standstill Agreement amends the provisions of the Restated Standstill Agreement dated April 21, 2017.  The Restated Standstill Agreement was previously filed as Exhibit 3 to Amendment 4 of Schedule 13D filed on April 26, 2017.  The Amended Standstill Agreement was attached as Exhibit 4 to Amendment 5 of Schedule 13D filed on March 1, 2019.  The standstill period contained in the Restated Standstill Agreement expired on December 31, 2019.
The Reporting Persons may make purchases of shares of Common Stock in the future and may also dispose of any or all the shares of Common Stock held by them.

CUSIP No. 06643P104	Page 7 of 9 Pages
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, and the Reporting Persons may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients.
Item 5.	Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 15,042,268, reported as the number of outstanding shares as of April 17, 2020, in the Company’s Quarterly Report on Form 10-Q filed on April 21, 2020.
PL Capital Advisors is the investment manager or adviser to the Clients, and has sole voting and dispositive power over shares of Common Stock held on behalf of the Clients.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.  Mr. Palmer owns shares of Common Stock in his own name, including in an IRA, and he has sole voting and dispositive power over these shares of Common Stock.
PL Capital Advisors made transactions in the Common Stock on behalf of the Clients within the past 60 days as noted below.  Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the Clients.
PL Capital Advisors Transactions Common Stock

(a)-(b) See cover page.

(c)	On behalf of the Clients, PL Capital Advisors made the following purchases (and no sales) of Common Stock in the past sixty days:

CUSIP No. 06643P104	Page 8 of 9 Pages

Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
5/12/2020	12,859	7.0078	Open Market Transaction
5/11/2020	10,948	7.0098	Open Market Transaction
4/16/2020	19,245	6.8347	Open Market Transaction
4/15/2020	23,001	6.9794	Open Market Transaction
4/6/2020	4,513	6.9987	Open Market Transaction

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*
2	Standstill Agreement*
3 4 5	Restated Standstill Agreement* Amended Standstill Agreement* Stock Purchase Agreement*
_________________________
*Previously filed.

CUSIP No. 06643P104	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement May 13, 2020.

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley